Mail Stop 4561

February 21, 2008

Stephen Swad
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **RE:** **Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed August 16, 2007**
> **File No. 000-50231**

Dear Mr. Swad,

     We have reviewed your letter filed on February 19, 2008 and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006
Financial Statements

1. We note your response to prior comment 17 from our letter dated February 12, 2007. Your response indicates that trusts formed on or after June 1, 2007 are governed by the terms of a new trust agreement. Under the terms of your new trust agreement, loans may be modified if the modification is required by a "Relief Act", or a court, but generally outside of those provisions, modifications are significantly restricted or prohibited. A "Relief Act" is defined in the trust agreement as any federal, state or local law that, from time to time, requires mortgagees generally to

adjust loan terms, including the Servicemembers Civil Relief Act of 2004, as in effect from time to time.   Please respond to the following:

- Tell us whether you have made any modifications to the loans in the MBS trusts pursuant to this "Relief Act" provision;
- Tell us whether you are responsible for making payments to the MBS trust for the difference in payments between what the borrower was originally required to make, and what they are required to make under any modification required by a "Relief Act";
- Tell us how you believe that your guarantee qualifies for the paragraph 10(d) scope exception in SFAS 133. In this regard, it appears that modifications could be made pursuant to a requirement in a "Relief Act" prior to an event of default occurring (for example, in certain cases under the Servicemembers Civil Relief Act of 2004), and therefore you could be required to make payment under your guarantee prior to the actual occurrence of an event of default;
- Additionally, in your analysis of paragraph 10(d) of SFAS 133, please tell us how you believe your guarantees meet the requirement, as outlined in paragraphs A21 and A22 of SFAS 149, that the guaranteed party (i.e. the MBS trust) must demand payment from the debtor, and that once it is determined that the required obligation will not be satisfied by the debtor, the guaranteed party must relinquish to the guarantor its rights to receive payment from the debtor in order to receive payment from the guarantor (i.e. a right of subrogation); and
- Tell us whether you made similar modifications under the terms of your old trust agreements, which were in effect for trusts created prior to June 1, 2007. If so, please tell us how you concluded that your guarantee qualifies for the paragraph 10(d) scope exception.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding our comments. Please contact Chris Windsor at (202) 551-3419 or me at (202) 551-3770 with any other questions.

Sincerely,

Todd Schiffman

Assistant Director